NO ACT

PO
1-13-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010778

March 17, 2010

Michael S. Sigal
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: Pulte Homes, Inc.
Incoming letter dated January 13, 2010

Dear Mr. Sigal:

This is in response to your letter dated January 13, 2010 concerning the shareholder proposal submitted to Pulte by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 W. Washington Blvd., Suite 900
Chicago, IL 60661

March 17, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pulte Homes, Inc.
Incoming letter dated January 13, 2010

The proposal urges the board of directors to adopt a policy requiring that senior executives retain 75% of all equity-based compensation for at least two years following their departure from the company and to report to shareholders regarding the policy. In addition, the proposal states that the policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive.

We are unable to concur in your view that Pulte may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to Pulte by the Amalgamated Bank's LongView LargeCap 500 Index Fund. Accordingly, we do not believe that Pulte may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO CONSULTING GROUP



January 29, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pulte's Home's Letter Seeking Omission of Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the January 13, 2010, letter from Pulte Homes, Inc. ("Pulte") seeking to exclude from Pulte's proxy materials for its 2010 annual meeting the Fund's shareholder proposal ("the proposal") which requests the Board of Directors ("Board") to adopt a policy requiring that senior executives retain 75% of all equity-based compensation for at least two years following their departure from Pulte and to prohibit hedging transactions that are not sales but offset the risk of loss to the executives.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Pulte.

Pulte's argument for exclusion is that the Fund's shareholder proposal is that it is substantially similar to a shareholder proposal submitted by the Amalgamated Bank's LongView Large Cap 500 Index Fund ("the Amalgamated Bank Proposal"). The Amalgamated Bank Proposal asks the Board to adopt a policy that would bar senior executives from engaging in speculative transactions involving their holdings of Pulte stock which would include entering into forward sales contracts, holding Pulte stock in a margin account or pledging Pulte stock as collateral for a loan.

As noted in Pulte's January 13, 2010 letter, the tests for shareholder proposals being duplicative is whether the proposals have the same "principal thrust" or "principal focus". Pulte argues (page 4 of its letter) that both the Fund's proposal and the Amalgamated Bank proposal request that Pulte's Board "adopt a policy prohibiting Pulte directors and/or executives from engaging **in sale or hedging transactions** involving Pulte shares that would prevent such directors and/or executives from realizing the long-term appreciation or depreciation associated with the ownership of such shares." (Emphasis Supplied.)

Headquarters Office • 550 W. Washington Blvd. Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

The Fund respectfully submits that Pulte is ignoring the "principal thrust" or "principal focus" of the two proposals—the principal thrust/focus of the Fund's proposal is **retention** of 75% of all equity-based compensation for at least two years **after employment**, while the principal thrust/focus of Amalgamated Bank's proposal is **barring speculative transactions** while executive and directors are **still working** for Pulte.

Instead, Pulte is claiming that a minor part of the Fund's proposal regarding **hedging transactions** that affects, at most, 25% of the shares, is substantially similar to the Amalgamated Bank proposal that **does not mention hedging transactions**—although it does mention "speculative transactions" and as examples lists forward sales contracts, margin account holdings and pledging company stock as collateral.

How can a minor part of one proposal, that is not mentioned in another proposal, result in substantially duplicative proposals?

For the foregoing reasons, the Fund believes that the relief sought in Comcast's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Michael S. Sigal
Sidley & Austin
One South Dearborn
Chicago, IL 60602
msigal@sidley.com



SIDLEY AUSTIN LLP
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(312) 853 7000
(312) 853 7036 FAX

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January 13, 2010

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "IBEW Proposal") submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "IBEW Proponent") for inclusion in Pulte's proxy materials for the 2010 annual meeting of shareholders (the "2010 Proxy Statement"). The IBEW Proposal requests Pulte to adopt a policy requiring Pulte's senior executives to retain 75% of all equity-based compensation for at least two years following their departure from the Company and prohibiting hedging transactions that are not sales but offset the risk of loss to Pulte's senior executives from a decrease in the Company's share price.

As described below, Pulte believes that the IBEW Proposal may be omitted because the Company previously received a substantially similar shareholder proposal and supporting statement, dated December 4, 2009, from Mr. Cornish F. Hitchcock, as representative for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Amalgamated Bank Proposal"), which the Company expects to include in the 2010 Proxy Statement. The IBEW Proposal and the Amalgamated Bank Proposal together are referred to herein as the "Proposals."

Pursuant to Rule 14a-8(j), Pulte is filing this letter with the Securities and Exchange Commission no later than eighty calendar days before the Company intends to file its definitive 2010 Proxy Statement. In addition, Pulte is submitting six paper copies of this no-action request, explaining why Pulte believes that it may exclude the IBEW Proposal, and six paper copies of each of the Proposals. A copy of this no-action request and of each of the

Proposals is being submitted to the IBEW Proponent simultaneously. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

Discussion

The Company respectfully requests the Staff's concurrence that the IBEW Proposal may be omitted from the 2010 Proxy Statement pursuant to Rule 14a-8(i)(11) because the IBEW Proposal "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." On December 7, 2009, the Company received the IBEW Proposal, dated December 4, 2009. A key portion of the IBEW Proposal, a copy of which is attached as Appendix A, reads as follows:

> Resolved: The shareholders of Pulte Homes Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy requiring senior executives to retain 75% of all equity-based compensation for at least two years following their departure from the Company, through retirement or otherwise, and to report to shareholders regarding this policy before the Company's 2011 annual meeting. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive. This proposal shall cover only compensation awards under a new equity plan or a compensation agreement with executives.

Prior to receiving the IBEW Proposal on December 7, 2009, Pulte received the Amalgamated Bank Proposal on December 4, 2009. A key portion of the Amalgamated Bank Proposal, a copy of which is attached as Appendix B, reads as follows:

> RESOLVED: The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") hereby ask the board of directors to adopt a policy that would bar senior executives and directors from engaging in speculative transactions involving their holdings of company stock, which would include entering into forward sales contracts with company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan.

As the Staff has previously stated, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34 12999 (November 22, 1976) (referring to Rule 14a-8(c)(11), the predecessor of current Rule 14a-8(i)(11)). Pursuant to Staff precedent, the standard applied in determining whether shareholder proposals are "substantially duplicative" or "substantially identical" is whether the proposals have the same "principal thrust" or "principal focus." *See, e.g.*, Pacific Gas & Electric Co. (avail. Feb. 1, 1993) (comparing the "principal thrust" of a subsequently received proposal with the "principal focus" of a previously received proposal in the context of Rule 14a-8(i)(11)).

As described in this no-action request, the Staff has consistently taken the position that a shareholder proposal may be excluded pursuant to Rule 14a-8(i)(11) where the principal thrust or principal focus of such proposal is substantially the same as a previously-submitted shareholder proposal that the company intends to include in its proxy statement. Moreover, so long as the principal thrust or focus of the shareholder proposals is substantially the same, the Staff has concurred that companies may exclude a shareholder proposal pursuant to Rule 14a-8(i)(11) even where there are differences between the excluded proposal and the previously-submitted shareholder proposal. For example, in *Chevron Corp.* (avail. Mar. 23, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting that the company's board of directors prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest because it was substantially duplicative of a prior proposal requesting the company's board of directors to adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the company's products and operations. Chevron successfully argued that the principal focus of each proposal was reducing the environmental impact of Chevron's operations (in particular, greenhouse gas emissions). Similarly, in *Merck & Co. Inc.* (avail. Jan. 10, 2006), the Staff concurred in the exclusion of a shareholder proposal requesting the company's board of directors to adopt a policy that a significant portion of future stock option grants to senior executives be performance-based as substantially duplicative of a shareholder proposal requesting that the company's board of directors take steps to prohibit the issuance of any new stock options and the repricing or renewal of existing stock options. Merck successfully argued that the core issues addressed by each proposal was the imposition of limitations on grants of stock options.

Similarly, the Staff has also previously agreed that a shareholder proposal may be excluded pursuant to Rule 14a-8(i)(11) where such proposal is broader than, and addresses additional matters not dealt with in, a previously-submitted shareholder proposal so long as the principal thrust or principal focus of the two proposals is substantially the same. For example, in *JPMorgan Chase & Co.* (avail. Mar. 18, 2009), the Staff concurred in the exclusion of a proposal asking the company's board of directors to (i) limit senior executive target annual incentive compensation to an amount no greater than one times the executive's annual salary, (ii) require that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, (iii) freeze new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded, (iv) impose an equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards, (v) prohibit accelerated vesting for all unvested equity awards held by senior executives, (vi) limit all senior executive severance payments to an amount no greater than one times the executive's annual salary and (vii) freeze senior executives' accrual of retirement benefits under any supplemental executive retirement plan maintained by the company for the benefit of senior executives because it was substantially duplicative of a shareholder proposal requesting that the company's board of directors adopt a policy requiring all named executive officers to retain 75% of the shares acquired through the company's compensation plans for two years from the termination of their employment. The Staff concurred with JPMorgan Chase's position that, notwithstanding the fact that the two proposals contained different wording and terms, the principal thrust of each proposal was to require senior executives to retain, for the full term of their employment with the company, at least 75% of the shares they acquired through equity compensation awards.

In this instance, Pulte believes that the IBEW Proposal may be excluded pursuant to Rule 14a-8(i)(11) because the principal thrust or principal focus of the IBEW Proposal is substantially the same as that of the Amalgamated Bank Proposal. Each of the Proposals requests that Pulte's Board of Directors adopt a policy prohibiting Pulte directors and/or executives from engaging in sale or hedging transactions involving Pulte shares that would prevent such directors and/or executives from realizing the long-term appreciation or depreciation associated with the ownership of such shares. As stated in the supporting statement for each of the Proposals, the goal of each of the Proposals is to ensure that the Company's directors and/or executives are focused on the long-term success (or performance) of the Company and that their interests are aligned with those of Company shareholders. The fact that the IBEW Proposal is broader in scope than the Amalgamated Bank Proposal does not alter this analysis or diminish the fact that the principal thrust or principal focus of each of the Proposals is substantially the same.

Staff's Response

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the IBEW Proposal may be omitted and that it will not recommend enforcement action if the IBEW Proposal is excluded from the 2010 Proxy Statement. In the event the Amalgamated Bank Proposal is, for any reason, not included in the 2010 Proxy Statement, the Company would include the IBEW Proposal notwithstanding this no-action request.

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the facsimile number for the IBEW Proponent's representative is (202) 728-7676.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,



Michael S. Sigal



MSS:csb

Enclosures

cc: Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, D.C. 20001
Attn: Mr. Lindell K. Lee

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304
Attn: Mr. Steven M. Cook, Senior Vice President, General Counsel and Secretary

Appendix A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000

December 4, 2009

VIA CERTIFIED MAIL

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

Dear Mr. Cook:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Pulte Homes, Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2010.

The proposal relates to **"Holding Equity Into Retirement"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Pulte Homes, Inc. common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2010 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee
Trustee

LKL:daw
Enclosure

Form 972

Resolved: The shareholders of Pulte Homes Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy requiring senior executives to retain 75% of all equity-based compensation for at least two years following their departure from the Company, through retirement or otherwise, and to report to shareholders regarding this policy before the Company's 2011 annual meeting. The policy should prohibit hedging transactions that are not sales but offset the risk of loss to the executive. This proposal shall cover only compensation awards under a new equity plan or a compensation agreement with executives.

Supporting Statement

Equity-based compensation is an important component of senior executive compensation at our Company. According to the 2009 proxy statement, in 2008, Named Executive Officers ("NEOs") received the following stock or options awards:

William J. Pulte	125,000
Richard J. Dugas, Jr.	485,000
Steven C. Petruska	330,000
Roger A. Cregg	277,500
Peter J. Keane	59,000

The Company's executive compensation philosophy's key principles include encouraging executives to own significant levels of shares. In this, the company has been successful. As of March 17, 2009, NEOs had significant share ownership:

William J. Pulte	41,720,309 shares
Richard J. Dugas, Jr.	691,319 shares and 1,740,000 exercisable options
Steven C. Petruska	534,405 shares and 743,000 exercisable options
Roger A. Cregg	578,820 shares and 1,923,716 exercisable options
Peter J. Keane	144,854 shares and 147,750 exercisable options

In our view, requiring senior executives to hold a significant portion of the shares received through compensation plans after they depart from the Company forces them to focus on the Company's long-term success and better align their interests with that of shareholders. The absence of such a requirement can allow senior executives to walk away without facing the consequences of actions aimed at generating short-term financial results. We believe that the current financial climate has made it imperative for companies to reshape compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The Aspen Principles, endorsed by the largest business groups including The Business Roundtable, the U.S. Chamber of Commerce, the Council of Institutional Investors, and the AFL-CIO, urge that "senior executives hold a significant portion of their equity-based compensation for a period beyond their tenure." A 2002 report by a commission of The Conference Board endorsed the idea of equity holding requirements for executives, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

We believe that senior executives should be required to hold equity awards for at least two years after their departure to ensure that they share in both the upside and downside risk of their actions. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge shareholders to vote FOR this proposal.

Appendix B

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

4 December 2009

Mr. Steven M. Cook
Vice President, General Counsel and Corporate Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 483040

Via UPS and facsimile: (248) 433-4598

Dear Mr. Cook:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Pulte Homes, Inc. plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal is being submitted under SEC Rule 14a-8.

The Fund is an S&P 500 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of Pulte Homes common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") hereby ask the board of directors to adopt a policy that would bar senior executives and directors from engaging in speculative transactions involving their holdings of company stock, which would include entering into forward sales contracts with company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that reward good long-term performance and that align the interests of senior executives and directors with those of shareholders. We are concerned that this may not be happening at Pulte.

The Company's April 2009 proxy reported that then-Chairman William J. Pulte was the Company's largest shareholder with approximately 16% of the shares outstanding prior to the merger. Approximately half of Mr. Pulte's shares had been pledged as collateral; another 23% of his holdings were subject to prepaid variable forward sales contracts, which can require a party to tender stock to satisfy legal obligations under those contracts.

This proxy followed the disclosure in October 2008 that Mr. Pulte had to sell 760,000 of his Pulte shares to satisfy a margin call. A Pulte press release stated that additional forced sales might be possible. The Company's April 2009 proxy disclosed that roughly half of Mr. Pulte's 40,000,000 shares had been pledged as collateral for loans. Given the amount of company stock pledged as collateral, any additional margin calls, if and when they occur, might be significant.

We are concerned about the Company's lack of a policy to promote the use of company stock in ways that better align the interests of senior executives and directors with the interests of shareholders generally. If and when a margin call does occur, a significant number of shares held by the executive or director may be suddenly dumped on the market. This can contribute to a decline in the stock price, to the detriment of shareholders as a whole.

We believe that the Company would benefit from a policy that more firmly aligns executives' and directors' interests in holding company stock with all shareholders' interests.

A number of companies have adopted a "responsible use of company stock" of the sort we advocate here, which RiskMetrics Group has also endorsed in its 2009 U.S. Voting Policy.

We urge you to vote FOR this resolution.